Archipelago Securities, LLC
Statement of Financial Condition
As of December 31, 2015

($ in thousands)

Assets	
Cash and cash equivalents	$ 7,143
Receivables from clearing organizations	4,651
Receivables from related parties	1,141
Other assets	542
Total assets	$ 13,477
Liabilities and Member's Equity	
Liabilities	
Payables to brokers, dealers, and exchanges	$ 3,562
Payables to related parties	1,046
Other payables	429
Total liabilities	5,037
Member's equity	8,440
Total liabilities and member's equity	$ 13,477

The accompanying notes are an integral part of these financial statements.